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SECURIT … SION

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SEC FILE NUMBER
8-66189

2/28

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wescom Financial Services, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

123 South Marengo Avenue
(No. and Street)

Pasadena	CA	91101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Connie Knox, President & CEO — 888-493-7266
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - *if individual, state last, first, middle name*)

15233 Ventura Boulevard	Sherman OaksCA	91403
(Address)	(City, State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this

13th (Date) day of February (Month), 2013 (Year), by

(1) Cindy Lau (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature Cheryl Elaine Anderson (Signature of Notary Public)

CHERYL ELAINE ANDERSON
Commission # 1921553
Notary Public - California
Los Angeles County
My Comm. Expires Feb 4, 2015

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report Form X-17AS

Document Date: 2/13/13 Number of Pages: 17

Signer(s) Other Than Named Above: ______________

RIGHT THUMBPRINT OF SIGNER #1
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RIGHT THUMBPRINT OF SIGNER #2
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WESCOM FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Wescom Holdings, LLC)
(SEC I.D. No. 8-66189)
Pasadena, California

FINANCIAL STATEMENT
AS OF DECEMBER 31, 2012,
AND INDEPENDENT AUDITOR'S REPORT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

WESCOM FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Wescom Holdings, LLC)
Pasadena, California

FINANCIAL STATEMENTS
December 31, 2012

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Wescom Financial Services, LLC
Pasadena, California

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Wescom Financial Services, LLC (the "Company") as of December 31, 2012, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Wescom Financial Services, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Sherman Oaks, California
February 12, 2013

WESCOM FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

		2012
ASSETS		
Current assets:		
Cash and cash equivalents	$	854,672
Accounts receivable		386,566
		1,241,238
Investment in CUSO Financial Services, LP		1,183,823
Prepaid expenses		92,708
	$	2,517,769
LIABILITIES AND MEMBERSHIP CAPITAL		
Current liabilities		
Accounts payable and other liabilities	$	430,506
Membership capital		2,087,263
	$	2,517,769

See accompanying notes to financial statement.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Wescom Financial Services, LLC ("Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of Financial Industry Reporting Authority, Inc. ("FINRA"). The Company was formed as a limited liability company on March 15, 2001. Its principal source of income is derived from commission fees. The Company is a wholly owned subsidiary of Wescom Holdings, LLC ("the Parent"). The Parent is the sole member of the limited liability company and as such, the member's liability is limited to its capital investment. The company was established primarily to provide brokerage services to members of Wescom Credit Union.

The Company received approval from the National Association of Securities Dealers, Inc., predecessor to the FINRA, to operate as a registered broker-dealer on February 7, 2004.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that Rule. Essentially the requirements of paragraph (k)(2)(ii)provide that the company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts to the customer and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Basis of Presentation: The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and Cash Equivalents consist of non-term share deposits in Wescom Credit Union and Pershing LLC. A December 31, 2012, the Company has $154,612 on deposit at Wescom Credit Union. The balances at Wescom Credit Union are insured by the National Credit Union Share Insurance Fund up to $250,000. At December 31, 2012 the Company had $700,060 on deposit at Pershing LLC. The balances at Pershing LLC are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company's deposits at Pershing, LLC are invested in funds at other FDIC insured institutions so that no single account is above the FDIC insurance limit.

Income Taxes: Wescom Financial Services, LLC is a single member limited liability company and as such is not subject to federal and state income tax. The Company is, however, subject to state taxes on gross receipts.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company is subject to tax examination for U.S. federal income tax as well as income tax of the state of California. The Company is no longer subject to examination by taxing authorities for years before 2008.

(Continued)

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

NOTE 2 - CUSO FINANCIAL SERVICES, LP

The Company is a limited partner in CUSO Financial Services, LP, which provides broker-dealer and investment advisory services to credit union service organizations. The company owns 12 units, which approximates 4.71% ownership. The investment is accounted for under the equity method of accounting.

NOTE 3 - EMPLOYEE BENEFIT PLANS

The Company participates in Wescom Credit Union's 401(k) pension plan that allows employees to defer a portion of their salary into the 401(k) plan. The Company matches a portion of employees' wage reductions.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes net capital requirements under the aggregate indebtedness method, which requires firms to maintain net capital, as defined, of not less than 6.67 percent of aggregate indebtedness, also as defined. At December 31, 2012, the Company had net capital of $424,166, which was $395,466 in excess of its required net capital of $28,700. At December 31, 2012, the Company's aggregate indebtedness to net capital ratio was 1 to 1.

NOTE 5 – RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k) (2) (ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers under Rule 15c3-3.

NOTE 6 - RELATED-PARTY TRANSACTIONS

The Company has a payable of $137,438 to Wescom Credit Union at December 31, 2012.